

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2020

Xue Ran Gao
Chief Executive Officer and Director
AS Capital, Inc.
3-11 Building 3, Beihuan East Road, Pinggu Town
Pinggu District, Beijing
People's Republic of China

> **Re: AS Capital, Inc.**
> **Preliminary Information Statement on Form PRE 14C**
> **Filed July 13, 2020**
> **File No. 000-55999**

Dear Ms. Gao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance